Wendy's International, Inc.

03016708

AR/S
12/29/02



# quality brands



**2002 Summary Annual Report to Shareholders**


ALWAYS FRESH
Tim Hortons
COFFEE & BAKED GOODS
24 HR DRIVE THRU



Brewed from 100% Arabica beans, Tim Hortons' premium blend coffee is made fresh every 20 minutes. Our delicious fresh baked goods and wholesome, home style soup and sandwich offerings make our restaurants a popular choice – from the early morning hours to our 24 hour drive thrus.








BAJA FRESH
MEXICAN · GRILL

Year Founded
1990

Founders
Jim and Linda Magglos

Headquarters
Thousand Oaks, CA

Brand CEO
Greg Dollarhyde

Industry Niche
Fast-Casual, Fresh Mexican

Number of Units
210

Systemwide Sales
$249 million

Average Annual Sales per Restaurant
$1.5 million

Market Share (Fast-Casual Mexican)
24%

Average Check
$7.00 - $8.00

www.bajafresh.com





The Baja Fresh® formula is simple: savory flavors and fresh ingredients! Our diverse menu features flavorful, fresh Mexican food offerings like our new Enchiladas entrees, Baja Ensalada® and Tres Tacos™ – prepared to order and served quickly in our clean, casual and upbeat restaurants.









Year Founded
1969

Founder
Dave Thomas

Headquarters
Dublin, OH

Brand President/COO
(North America)
Thomas Mueller

SVP (International)
Brion Grube

Industry Niche
Quick-Service Hamburger

Number of Units
6,253

Systemwide Sales
$7.5 billion

Average Annual Sales per
Domestic Restaurant
$1.28 million

Market Share
(U.S. QSR Hamburger)
14%

Average Check
$4.50 - $5.00

www.wendys.com

Wendy's




Crispy
Chicken
Nuggets

Whether you're hungry for a Classic Double® with Cheese, a bowl of rich and meaty chili from our 99 cent Super Value Menu,™ or our fresh and flavorful Mandarin Chicken™ or Chicken BLT salads, Wendy's made-to-order menu has something special to satisfy every taste.









Year Founded
1964

Founders
Tim Horton and
Ron Joyce

Headquarters
Oakville, Ontario

Brand President/COO
Paul House

Industry Niche
Coffee and Fresh Baked Goods

Number of Units
2,348

Systemwide Sales
$1.7 billion

Average Annual Sales
per Canadian Restaurant
$1.56 million (Canadian)

Market Share (Canadian
Coffee and Baked Goods)
70%

Average Check
$2.00 - $3.00

www.timhortons.com



Wendy's International, Inc. is executing its strategic growth plan. Over the past year, the Company continued to grow its two main businesses of Wendy's Old Fashioned Hamburgers® and Tim Hortons.® Wendy's® and Tim Hortons are recognized as the quality leaders in the quick-service restaurant industry. We added new quality brands to our portfolio by acquiring Baja Fresh Mexican Grill,™ and by making investments in fast-casual restaurant chains Cafe Express™ and Pasta Pomodoro.®

## So, what is Wendy's today?

□

A diversified restaurant company
with a portfolio of quality brands

□

A growing enterprise with a long-term strategy
and clear vision

□

An organization of employees and franchisees with
core values shaped by our Founder Dave Thomas

□

8,811 total restaurants and significant growth potential

□

$9.4 billion in systemwide sales

□

$2.7 billion in total revenues

□

$219 million in net income

**Annual Report – Contents**





## Café Express

**Year Founded**
1984

**Founders**
Lonnie Schiller and Robert Del Grande

**Headquarters**
Houston, TX

**Brand CEO**
Lonnie Schiller

**Industry Niche**
Fast-Casual, American Bistro

**Number of Units**
14

**Average Annual Sales per Restaurant**
$2.2 million

**Average Check**
$9.00 - $11.00

**Percent Owned by Wendy's**
45%

www.cafe-express.com



A classic American Bistro, Cafe Express serves fresh, handmade food in a smart, urban setting. Customers dining indoors or outside on the patios can enjoy a glass of wine or beer with the wide selection of menu offerings like Cafe Express' Shrimp and Avocado Salad, Rustica Chicken Sandwich or Savory Vegetable Tart.







## pasta pomodoro

**Year Founded**
1994

**Founder**
Adriano Paganini

**Headquarters**
San Francisco, CA

**Brand CEO**
Adriano Paganini

**Industry Niche**
Fast-Casual, Fresh Italian

**Number of Units**
26

**Average Annual Sales per Restaurant**
$1.42 million

**Average Check**
$9.00 - $14.00

**Percent Owned by Wendy's**
25% (fully diluted)

www.pastapomodoro.com





Serving innovative and traditional fresh Italian cuisine, Pasta Pomodoro's varied menu includes delicious seafood, specialty pastas, salads, grilled Panini, homemade desserts, beer and wine. An open kitchen creates an environment for customers that is interesting, lively and comfortable.





**Dear Fellow Shareholders:**

## Welcome to our Annual Report to Shareholders. As you can see in the opening pages, Wendy's International, Inc. is growing. We've built a portfolio of quality restaurant brands, with Wendy's Old Fashioned Hamburgers and Tim Hortons as the foundation of the Company.

This past year has been extremely exciting and rewarding for our shareholders, Board of Directors, management and employees. We made significant progress on important elements of our corporate strategic plan. We improved our core Wendy's and Tim Hortons businesses. We completed the acquisition of Baja Fresh Mexican Grill, a chain of 210 restaurants based in California that operate in the emerging fast-casual, Fresh Mexican segment. We developed vertical integration projects to leverage our core strengths. We invested in two leading fast-casual restaurant chains. And, our 2002 financial results were outstanding.

As we executed key elements of our strategic plan, our employees and franchisees produced some of the best financial results in the Company's 33-year history. Their commitment enabled the Company to report record-setting performances in systemwide sales, revenues, net income and earnings per share.

It is extraordinary that our people produced such excellent results in a year when we endured the loss of Wendy's founder and our friend Dave Thomas. Dave passed away on January 8, 2002.

While we mourned Dave's passing, we found comfort in the many lessons and values that he shared with us. His principles about life and business will be a part of our Company forever. Dave's simple, but eloquent ideas such as "Just Be Nice," "Give Something Back" and "Profit Isn't a Dirty Word" are indelibly etched into our past and future.

To ensure that future employees, customers and shareholders understand the importance of Dave's values, we are creating several lasting tributes to him. Examples of this effort include the special tribute to Dave on our Website (www.wendys.com) and the "Giving Back" section of this report (pages 22-23).

### 2002 Highlights

As I mentioned earlier, our 2002 financial results were outstanding. The Company produced record highs in key measures of performance despite a challenging economy and declining consumer confidence in the latter half of the year. Here are the financial highlights:

□ Systemwide sales grew 12.7% to $9.4 billion.

□ Total revenues increased 14.2% to $2.7 billion.

□ Our brands produced positive same-store sales:

- Wendy's U.S. Company: 4.7%
- Wendy's U.S. Franchise: 7.1%
- Tim Hortons Canada: 7.2%
- Tim Hortons U.S.: 9.9%
- Baja Fresh (system): 2.7%

□ The Company and our franchisees opened 586 new restaurants systemwide, including 321 Wendy's, 204 Tim Hortons and 61 Baja Fresh restaurants (40 Baja Fresh restaurants were opened since the Company's acquisition of the chain in June 2002). Our development teams and operators did a great job of meeting our goals for the third consecutive year.

□ The Company's total systemwide restaurants reached an all-time high of 8,811, consisting of 6,253 Wendy's, 2,348 Tim Hortons and 210 Baja Fresh restaurants.

□ Pretax income increased 12.5% to $346 million.

□ Net income grew 13% to $219 million.

□ Earnings per share increased 14.5% to $1.89.

And, in early 2003, the Company paid its 100th consecutive quarterly dividend to shareholders.

In addition to the strong financial results, we continued to proactively manage our balance sheet. We repurchased 1.6 million shares during the year for $49.4 million and converted our $200 million term convertible securities (TECONS) to equity. We acquired Baja Fresh and made important investments in both our current business and future growth drivers. Our Chief Financial Officer, Kerrii Anderson, discusses our management of the balance sheet in more detail on page 7.

### Progress on our Strategic Plan

We made excellent progress over the past year on the strategic plan for our entire enterprise. We implemented the plan in 2001 with a goal of delivering annual EPS growth in the 12% to 15% range over the long term. To achieve that goal, our plan focuses on three key areas – our Core Businesses, Evolving Businesses and Growth Opportunities.

### Core Businesses

One of our most important corporate objectives is to focus on continuous improvement and growth with our two core businesses – Wendy's North America and Tim Hortons Canada. The two businesses generated substantially all of the Company's revenues and income during the past year.

At **Wendy's North America**, 2002 was an excellent year. Under the leadership of President and Chief Operating Officer Tom Mueller, the business produced record highs in the number of total restaurants, systemwide sales, revenues, average unit sales and income.

- At year-end, Wendy's had 5,549 restaurants in the United States and 354 in Canada.
- Systemwide sales at Wendy's North America reached an all-time high of $6.9 billion, and our compounded annual growth rate over the past 10 years is over 7.5%.
- Average unit sales, which include domestic company and franchise restaurants, reached an all-time high of $1.28 million systemwide. Average unit sales at domestic company restaurants reached $1.39 million.

A key to our performance is the ongoing commitment of our employees and franchisees. They work together to leverage Wendy's competitive advantages of quality food, superior restaurant operations, excellent customer service, balanced marketing and continuous improvement.

In a year when we faced severe discounting by competitors, Wendy's continued to adhere to a balanced approach to the business and raised its quality position within the quick-service restaurant (QSR) industry.


MAXIMIZE SHAREHOLDER VALUE
THEMES
Operational Excellence
Mergers & Acquisitions
CORE VALUES
Technology
Commitment to Stakeholders
Innovation of Core Business
VISION
Quality
MISSION
To deliver superior quality products and services for our customers and communities through leadership, innovation and partnerships.
Corporate Process Change
Leadership
Integrity
People
To be the quality leader in everything we do.
Community Involvement
People Focus
Evolving Businesses
Financial Planning & Reporting
Continuous Improvement
Customer Satisfaction
Understanding the Consumer
Supply Chain Management

We introduced our highly successful Garden Sensations™ salads, which generated strong sales growth, attracted new consumers and set Wendy's apart from its QSR hamburger competition. The salads are made fresh every day in each Wendy's restaurant. They feature fresh iceberg and romaine lettuce, and a variety of toppings such as grilled chicken, grape tomatoes, mandarin oranges, honey roasted pecans, bacon, cheese, croutons and crispy noodles. Delicious dressings come in color-coded packets to match the salads – Chicken BLT, Mandarin Chicken, Taco Supremo and Spring Mix.

Garden Sensations are the latest example of our commitment to the product research and development process. We think it's the gold standard in the QSR industry. Over the past year, we also tested potential new menu items such as the Southwest Chicken Caesar salad, Homestyle Chicken Strips and several promotional sandwiches. Wendy's has a long history of product innovation, and we will continue to leverage this competitive advantage.

Wendy's also has a solid history of providing the best value in QSR. For the 14th consecutive year, we offered our Super Value Menu – 10 items priced every day at 99 cents. The menu is famil-

**Consolidated Systemwide Sales**
($ billions)


6.4
7.1
7.7
8.3
9.4
98
99
00
01
02

**Consolidated Total Revenues**
($ billions)


1.9
2.1
2.2
2.4
2.7
98
99
00
01
02

iar to our customers and provides quality products at a set price every day.

From an operations standpoint, I couldn't be more proud of our managers and crews. They delivered on our promise of prompt, courteous and accurate service. Utilizing our "Service Excellence" program, our crews produced the fastest drive-thru times in the industry. In 2002, our average service time at the drive-thru window was 127 seconds, according to *QSR Magazine,* which was seven seconds faster than the year before and 24 seconds faster than any of our competitors.

Our "People Excellence" program continued to work effectively as our store crew turnover dropped from 163% in 2001 to 139% in 2002, and it is down

**Restaurants Worldwide**


8,811
8,206
7,772
7,344
7,000
98
99
00
01
02

**Consolidated Net Income**
($ millions)


219
194
167
170
123
98
99
00
01
02

from about 200% in 1998. We know that our turnover is well below the industry average, and it is a competitive advantage that enables us to have more experienced teams in our restaurants and lower costs associated with training.

From a brand marketing perspective, we made a successful transition over the past year moving to our "It's Better Here™" advertising campaign. Our sales results are evidence of the effectiveness of the campaign. We also transitioned to a new advertising agency partner, McCann-Erickson, which brings the depth and resources of the world's largest ad agency to Wendy's. The core team of creative directors and management who worked with us on the Dave Thomas™ campaign for over 12 years is still in place.

Looking forward, I am excited about our marketing initiatives. We have a robust national campaign planned in 2003 with eight national advertising pillars designed to reinforce the connection between consumers and our quality products, promotional items and Super Value Menu. We also have an additional focus in 2003 on our Wendy's Kids' Meal® and Hispanic programs. Our Kids' Meal advertising features tie-ins with popular licensed characters such as "Animal Planet®" and "Hey Arnold!®" The Hispanic marketing program, now in its second year, is particularly important as we develop a relationship with the rapidly growing Spanish-speaking population in the U.S.

Of course, the truest test of our performance is consumer feedback. Using third-party research, we track 56 attributes that rate Wendy's versus our two largest competitors. In the most recent tracking, Wendy's was ranked #1 or tied for first place in 42 of the attributes, ranging from "Highest Quality Food" to "Personal Favorite Hamburger Restaurant" to "Best Place to Satisfy Your Late Night Hunger."

Furthermore, our market share in the U.S. quick-service hamburger industry continues to grow as we add restaurants and increase sales faster than our competitors. From 2000 through the end of 2002, Wendy's share of the QSR market expanded from 12.6% to 14%.

We anticipate growing our Wendy's chain in 2003 by building more than 280 new restaurants in North America. We also expect to increase same-store sales. Longer term, we believe the Wendy's brand can continue to grow in the U.S. and expand to more than 8,500 restaurants over the next eight to 10 years.

At **Tim Hortons**, President and Chief Operating Officer Paul House and his team delivered another great year. The division produced record systemwide sales, revenues, average unit sales and income.

- At year-end, Tim Hortons had 2,188 restaurants in Canada and 160 in the U.S.
- Systemwide sales at Tim Hortons reached an all-time high of $1.7 billion.
- Average unit sales at standard restaurants in Canada reached an all-time high of $1.56 million (Canadian).

As consumers throughout Canada know, Tim Hortons is a gem. Founded by Tim Horton and Ron Joyce in 1964, the chain's hallmark is coffee made fresh every 20 minutes. Coffee and hot beverages represent about 60% of total product sales. Customers also love Tim Hortons' "Always Fresh®" baked goods, including donuts, bagels, muffins, croissants, cookies and cakes.

Tim Hortons continues to focus on product innovation to meet consumer needs and increase sales. Consumers have embraced our "Iced Cappuccino" frozen drink, especially in the warm summer months, and our new, fruit-filled muffins. We also continue to improve our lunch program. Our "Wholesome Home Style" marketing campaign spotlights our 17 varieties of soups and chili.

We are optimistic about the introduction of our new "Baguette Sandwiches" program, which features French-style baguettes, deli meats and fresh toppings. The baguettes are made at our new, state-of-the-art bakery in Brantford, Ontario, and baked in each Tim Hortons restaurant. The bakery is a 50/50 joint venture with IAWS Group plc's Cuisine de France® subsidiary. We have invested more than $35 million in the plant and expect it to produce a growing income stream for the Company.

Tim Hortons is such a dominant force in the Canadian marketplace that it has approximately 22% of the overall quick-service restaurant market share in the country and approximately 70% of the coffee and baked goods category share.

**Chief Financial Officer's Letter to Our Shareholders:**

2002 was a year of progress and change for Wendy's International, Inc. We delivered strong, high-quality results in a challenging economic environment, with all-time highs in revenues, pretax income, net income and earnings per share, which grew 14.5%.

It was truly an outstanding year. The Company's performance was on target with our long-term goal of producing EPS growth in the range of 12% to 15%.

We know this growth goal is challenging, but we are optimistic about achieving it over the long term. The enterprise is stronger than ever, with healthy core businesses in Wendy's and Tim Hortons, and we are developing future growth drivers. As you will see in this annual report, we are building a portfolio of quality brands that meet the needs of consumers.

As we proceed in 2003, be assured that we will continue to execute our strategic plan, which revolves around quality in everything we do and our competitive advantages, rather than price discounting.

To position the Company for growth in 2003 and the future, we continue to proactively manage the balance sheet. This has been one of my highest priorities. Over the past year, we completed several important strategic initiatives:

- We acquired Baja Fresh, issuing $225 million in senior notes at a favorable rate of 6.2% and utilizing approximately $50 million in cash, excluding closing adjustments. We believe that Baja Fresh will become an important earnings generator for the Company.
- We converted our term convertible securities (TECONS), increasing our shares outstanding by 7.6 million and shareholders' equity by $200 million.
- We made an additional investment of approximately $21 million in the joint venture between Tim Hortons and IAWS/ Cuisine de France. The joint venture is expected to produce earnings for the Company beginning in 2003.
- We made a total investment of approximately $21 million in two leading fast-casual restaurant chains – Cafe Express and Pasta Pomodoro. I've spent considerable time with the management teams of these brands, and I'm excited about their growth prospects.
- We repurchased $49 million in common shares during the year, and had approximately $223 million authorized by the board for additional share repurchase as of January 2003. Since the beginning of our share repurchase initiative in 1998, the Company has bought a total of 34.8 million shares for $827 million.
- From a financing perspective, we could borrow up to $200 million through our commercial paper program.
- In January 2003, we completed a $500 million shelf registration, which provides future flexibility to manage our balance sheet, repurchase shares, make investments and complete other initiatives.

Taking into consideration all of these initiatives, our long-term debt to equity increased over the past year from 44% to 47% and debt-to-total capitalization increased from 30% to 32%. Our balance sheet remains strong with more than $170 million in cash at year end. It's important to note that with our ratios and cash position, Wendy's maintained its strong investment grade ratings from Standard & Poor's and Moody's.



**Kerrii Anderson**

*Kerrii B. Anderson joined the Company in 2000 as Executive Vice President and Chief Financial Officer. She was appointed to Wendy's Board of Directors in November 2000. Anderson previously held the position as CFO for 14 years at M/I Schottenstein Homes, Inc. in Columbus, Ohio. Anderson, who is a certified public accountant, graduated from Elon College in North Carolina. She has an M.B.A. from the Fuqua School of Business at Duke University. Anderson directs the Company's accounting and finance functions, as well as strategic planning, treasury, tax, internal audit, investor relations, information technology and administration.*

Looking ahead, we will continue to make strategic investments and proactively manage our balance sheet. Our long-term goals include improving important profitability metrics such as EPS, return on assets, return on invested capital and return on equity.

We are focused on excellent performance and quality in everything we do.



Kerrii B. Anderson
*Chief Financial Officer*

## Wendy's offers superior quality and value

Wendy's leads the quick-service restaurant industry by consistently delivering total quality. Wendy's customers recognize our commitment. In a recent national tracking study of the largest U.S. hamburger restaurant chains, consumers rated Wendy's the best, or tied for best, in 42 out of 56 operating and brand attributes. Consumers rated Wendy's #1 for best tasting hamburgers, the fastest pick-up window service and the best value. □ We reinforce our leadership position at all levels. For example, we partner with only the best suppliers of fresh beef for our Wendy's Old Fashioned Hamburgers. Likewise, we only use leading sources for our fresh ingredients, and offer toppings that enable us to serve hamburgers more than 256 ways. And, of course, our hamburgers are grilled and made to order for each customer. □ Our Super Value Menu, now in its 14th year, sets the standard for customers interested in quality and value. With its familiar line-up of menu items priced at 99 cents every day, it is a consistent reminder to consumers that Wendy's offers superior value and variety. □ Quality, consistency and value; there's no substitute.


IT'S
THE BEST
99¢
YOU CAN
SPEND.

Tim Hortons merged with Wendy's in 1995 after successfully building combination restaurants in Canada during the early 1990s. We believe the marriage of two organizations with a quality position in their respective segments and similar cultures has produced superior shareholder value. Since the merger, Tim Hortons has nearly doubled its number of restaurants. And the chain has increased same-store sales at a compounded annual growth rate of more than 7% since 1991.

Going forward, we believe the Tim Hortons system will add between 180 and 200 new units per year and grow to more than 3,500 restaurants in Canada over the next several years.

### Evolving Businesses

In our **International Wendy's** division, Senior Vice President Brion Grube and his team continued to execute a strategic plan to grow with strong franchisees and to mitigate risk. The International Division has 350 Wendy's restaurants, mainly in the Latin-Caribbean and Asia/Pacific regions, and we operate only two international company units. The rest are franchised. The division produced a profit for the second consecutive year, which was an impressive achievement considering the economic challenges abroad.

Our strongest franchise performance is in the Caribbean region, where Wendy's restaurants generate higher than normal average unit volumes. In the Asia/Pacific region, we welcomed Zensho Co., Ltd. as the new owner of our Wendy's Japan franchise operations, and we are working to help them grow the brand. Political and economic instability challenged our Venezuela franchise, which has expanded to more than 50 restaurants in that country. During 2002, franchisees in several other countries prudently closed underperforming restaurants.

In our **Tim Hortons U.S.** business, Senior Vice President Chris Laganos and his team continued to improve restaurant operations and expand the brand. The division had 160 restaurants at year-end, concentrated in Michigan, Ohio and the Buffalo, N.Y. area.

I am proud to share with you that Tim Hortons U.S. produced a profit for the first time after four years of investing to establish the brand in the U.S. In 2002, we entered the Rochester, N.Y., market for the first time by opening new restaurants. We also opened a coffee roasting facility in Rochester that will supply Tim Hortons' restaurants with coffee in the U.S. and certain Canadian markets. The facility will also roast coffee for Wendy's company-operated restaurants, although it will be a different blend. The result will be a high-quality blend of coffee with excellent consistency.

Overall, we are encouraged by our performance in the U.S. and expect to expand in existing markets and to open in new markets in 2004. Looking ahead, we believe that Tim Hortons has the potential to be a strong regional chain in the Northeast U.S. over the next several years.

### Growth Opportunities

As part of our long-term growth plan, we have been executing a mergers, acquisitions and investments strategy. Our framework is very clear:

□ Quality is paramount – We have a great foundation with the quality leaders in the QSR hamburger segment (Wendy's) and coffee and baked goods segment (Tim Hortons). Our approach is to add brands with a similar quality position.

□ New concepts cannot compete directly with Wendy's, Tim Hortons or Baja Fresh.

□ We want continuity of management to operate the business. We bring certain corporate values to any new concept and economies of scale in areas such as supply chain management.

□ Diversification to build a portfolio of brands that operate in growing niches such as the emerging fast-casual segment.



**Jack Schuessler**

*Schuessler was named Chairman in May 2001. He became Chief Executive Officer and President in March 2000. Previously, he was President and Chief Operating Officer, Wendy's U.S. Operations (1997-2000), and Executive Vice President, U.S. Operations (1995-97). He started his career with Wendy's more than 28 years ago and has worked in numerous operations positions.*

□ Our goal is for any new business to contribute to long-term earnings growth.

In 2002, we made one major acquisition and investments in two new brands:

We acquired **Baja Fresh Mexican Grill** in June after reviewing hundreds of restaurant concepts. Baja Fresh is clearly outstanding by every measure. Chief Executive Officer Greg Dollarhyde and his team have produced rapid new unit and revenue growth, consistent same-store sales growth and healthy store-level profit margins. Wendy's acquired Baja Fresh for approximately $275 million.

We are optimistic about the future of the California-based chain as Baja Fresh:

□ Is the proven leader in the fast-casual, Fresh Mexican restaurant segment.

- Has 210 restaurants and plans to grow to 600 to 700 total units across the U.S. by the end of 2007.
- Produces the highest average unit sales ($1.5 million) in the fast-casual, Fresh Mexican segment.
- Has demonstrated the expandability of the concept as some of the system's highest sales volumes are in markets outside of California.
- Serves fresh and flavorful food that consumers love, including handmade to order Burritos, Enchiladas, Tacos and other fresh items such as the Baja Ensalada.
- Features a salsa bar to customize food with freshly prepared toppings.
- Features restaurants that are clean, upbeat and energetic.
- Has a seasoned management team with operations and development experience.

Baja Fresh opened 61 new restaurants in 2002 and the business was profitable. Because of interest payments on the senior notes issued in the transaction, Baja Fresh's impact on Wendy's corporate earnings was $0.04 dilutive in 2002. Looking to the future, we expect the chain to be slightly dilutive in 2003 and to become accretive beginning in 2004.

We invested $9 million for a 45% ownership stake in **Cafe Express** in February and believe that it is one of America's premier bistro-style restaurant chains in the emerging fast-casual segment. Lonnie Schiller and renowned chef Robert Del Grande founded the chain and continue to lead it today. They operate 14 restaurants in Texas and plan to grow to about 50 units by 2006. Our strategic role is to help Lonnie, Robert and their team in areas such as real estate development and access to capital.

We invested $12 million in **Pasta Pomodoro** in October for a 25% ownership stake (fully diluted) in the chain, which features freshly prepared classic and contemporary Italian food. Founder Adriano Paganini and his team operate 26 restaurants in California and Arizona and plan to grow the chain to more than 75 units by 2006. We are working with Adriano and his team to expand the chain profitably.

Looking ahead, we are optimistic about the future of the two chains as we build our portfolio of quality brands. Our long-term goal is to build a pipeline of future growth drivers for the Company.

### Corporate Performance

Overall, we believe the Company is positioned smartly for growth in the years to come. We have quality brands with solid business plans. We have a talented management team, and what I believe are the best operators and franchisees in the business. Our organization is structured with clear lines of responsibility and accountability.

After a record-setting performance in 2002, we are cautiously optimistic about this year. Our businesses are healthy, but we are more conservative with our expectations for 2003 due to low consumer confidence and deep discounting tactics by our competitors.

We believe our strategies of providing higher quality food and focusing on our competitive advantages will enable us to produce another good year in 2003 with EPS growth in the 7% to 10% range. Longer term, our annual EPS growth rate continues to be in the range of 12% to 15%.

### Tone at the Top

In today's business environment, the numbers are important, but so is the tone at the top of our organization. Dave Thomas set a very high standard of excellence and expected every employee and franchisee to act with honesty, fairness and respect.

Our management team takes the responsibility of maintaining Dave's values very seriously. We remind our people on a regular basis about the virtues of Dave's Way™ and remind them that we are all carrying his torch.

From a corporate governance standpoint, we are committed to the best practices. A substantial majority of our board is comprised of independent directors. Our Audit, Compensation and Nominating and Corporate Governance Committees are comprised solely of independent directors. Additionally, our board conducts executive sessions each quarter without members of management present. The board provides me with excellent advice on strategic planning, compensation plans that encourage superior performance, succession planning and compliance. They hold me and the entire management team accountable for the overall performance of the Company. We have an excellent working relationship, and I continue to value their leadership. For more about corporate governance at Wendy's, see our investor Website at www.wendys-invest.com.

While there are many ways to measure our success, we are particularly proud that Wendy's was named among the "100 Best Corporate Citizens" by *Business Ethics* magazine in 2002.

Our goal is to continue the strong culture of accountability that Dave fostered for so many years and to build on that foundation.

As always, I thank you for your ongoing support as fellow shareholders and customers of our growing portfolio of quality restaurant brands.

Sincerely,

John T. Schuessler
*Chairman and Chief Executive Officer*

# quality




best

## Dave's Way is our way

Wendy's Founder Dave Thomas said "always serve quality food, take care of the customer and never cut corners." That was "Dave's Way," and those words have guided us over the years in the development of innovative menu additions and programs to maintain customer loyalty. □ Take our highly successful salads, Garden Sensations. By analyzing demographics and emerging lifestyle trends, we determined that consumers wanted a balance of wellness and great tasting, healthy food choices. Garden Sensations – with its assortment of dark mixed greens, textures and variety of delicious dressings and toppings – is a great example of how Wendy's further distinguishes itself as the quality brand in the quick-service restaurant industry. Introduced nationally in 2002, Garden Sensations are now one of the best selling and most profitable items on our menu. □ We also serve our customers when they want to be served. Our Late Night program began several years ago as a way to capitalize on the growing consumer trend to eat after 10:00 p.m. Supported by local and national advertising, Late Night sales have steadily increased each year, and now account for about 9% of total North American company restaurant sales.


Eat Great
Even Late

Come home for lunch

Over the years, we have expanded our menu beyond delicious coffee and baked goods, helping Tim Hortons to remain a fast-growing company. In addition to being No. 1 in Canada during breakfast, we also are No. 1 in the afternoon/early evening snack category and have taken over a strong No. 2 position at lunch. □ Our lunch menu features six sandwiches and 17 delicious varieties of soups and chili. Behind the growing popularity of our lunch program has been our "Wholesome Home Style" positioning, our value-priced menu and our "Come Home for Lunch" marketing program. To enhance our lunch program with the highest quality baked goods, we formed a joint venture in 2001 with Cuisine de France where together, we built a new, state-of-the-art par-bake facility in Ontario, Canada. □ Our facility is now producing and supplying our Tim Hortons restaurants with our signature baguettes. Baked fresh in our restaurants throughout the lunch and late afternoon periods, our baguettes have given added appeal to our sandwich line-up, and are just one more reason why people come to Tim Hortons throughout the day.


NEW
Big Baguette
Come home for lunch.
Tim Hortons


Variety


flavor
Tim Hortons
iced
Cappuccino

Serving only the best coffee

Quality, consistency and value drive millions of consumers to our Tim Hortons stores each day – and in many cases, several times a day – to satisfy their taste for our own special blend coffee. Our total commitment to brewing a great cup of coffee begins with our selection of choice Arabica beans, roasted and blended to precise specifications, brewed by trained people and served within 20 minutes, or not served at all. □ Our coffee is so good that we dominate Canada's coffee and baked goods category with approximately 70% market share. Coffee sales also account for 50% of Tim Hortons overall sales volume. Our recognized expertise in coffee has enabled us to successfully leverage the Tim Hortons brand into other products. Take our Iced Cappuccino. Its appeal to a younger consumer, coupled with its higher ticket price relative to other beverage offerings, makes it a great contributor to our increased sales volumes in the afternoon and evening. □ Our product line of home coffee brewers, mugs, canisters and packages of Tim Hortons coffee are not only big sellers year round, but each December they propel the week before Christmas into the single biggest seven-day selling period of the year.



BAJA FRESH
MEXICAN · GRILL

## Fast-casual dining at its best

A craving for quality food and fresh, clean flavors by a more sophisticated, time starved consumer, have come together to support the rise of the fastest growing food concept in America – the fast-casual restaurant. □ Baja Fresh Mexican Grill, which was acquired by Wendy's in 2002, is the leader in the fast-casual, Fresh Mexican category. The chain defines the standard for high-quality Mexican food, with its handcrafted salsas and a made-to-order menu of a variety of entrees and "grab-it-and-go" items. Customers love the service, taste and environment. Indeed, Baja Fresh customers spend about $7 to $8 per average check as opposed to $3 to $5 found in a quick-service restaurant. □ Baja Fresh customers are diverse. They include dual-income families, single professionals, aging baby boomers and 18- to 34-year-olds – the demographic group that consumes the most fast food. This helps explain why revenues grew more than 51 percent last year. Baja Fresh restaurants feature a lively and upscale environment without the hassle of table service, enabling the average customer to either take their meal off-premise, or, if staying, to eat in 25 minutes or less.


Party Packs
GRAB A PACK, LAY IT OUT, LIVE IT UP!
Serves 6-8. Call ahead!

# leader




fresh

No microwaves. No can openers. No freezers. No lard. No M.S.G.

What's better than the most flavorful and fresh Mexican food in the business? Freshly prepared Mexican food served with quick counter service at prices below other fast-casual theme restaurants. The Baja Fresh formula is simple: savory flavors and fresh ingredients. All food is prepared in each restaurant, and we proudly operate with "No Microwaves. No Can Openers. No Freezers. No Lard. No M.S.G.®" and state so with in-store signage. □ Our diverse menu includes the Burrito Ultimo,® a charbroiled chicken or steak burrito, with melted jack and cheddar cheeses, grilled peppers, chilis, onions, rice, sour cream and the famous "Salsa Baja"; our Baja Fish Taco, which features always-fresh fish, lightly breaded, topped with cabbage, Pico de Gallo salsa, our own tangy dressing and a squeeze of lime; and our new Fajitas, which come with generous strips of charbroiled chicken or steak, grilled peppers and onions, served with beans, rice, fresh guacamole, sour cream, Pico de Gallo salsa and a choice of flour or corn tortillas. □ Eat in or take out from our clean and upbeat environment, where food is served with a genuine smile, and a commitment to our customers' absolute satisfaction.



# invest



Founded by fast-casual pioneers Lonnie Schiller and Robert Del Grande, Cafe Express is a classic American Bistro serving fresh handmade food in a smart urban setting, but with no waiters and no tipping. Chef Robert Del Grande's menu features pastas, salads, sandwiches, roasted and grilled chicken, soups and desserts. Each Cafe Express also has expansive patio seating, a unique condiment station called the Oasis Table, and a bar with wine and beer. Cafe Express builds restaurants in upscale urban neighborhoods, either free-standing or in shopping centers.

pasta pomodoro

# ments



Italian Chef and Pasta Pomodoro Founder, Adriano Paganini has a mission: to passionately serve the most authentic and best tasting Italian food at a reasonable price, making each Pasta Pomodoro the neighborhood restaurant of choice. The California-based restaurant chain features freshly prepared contemporary Italian food with traditional and innovative touches. The menu is as varied as it is exciting and includes delicious vegetable, seafood and meat pastas, grilled fish, rotisserie chicken, salads, sandwiches, homemade desserts and an extensive wine list. Each meal is served at affordable prices with friendly, attentive service in a pleasant environment.



*"Giving back is the right thing to do. When you give back, you get something important in return – the knowledge you've made a positive change in the community and lent a hand to someone in need."*

– Dave Thomas

Dave Thomas had strong values that built and molded his life, and in turn, shaped the caring culture of the Wendy's organization. When he passed away on January 8, 2002, he left us with a rich heritage and strong values that are the foundation of our culture today. His straightforward messages about quality, integrity, respect, pride and responsibility are forever ingrained in the hearts and minds of thousands of employees and franchisees who pledge to carry on Dave's beliefs and values to the next generation. ▫ Dave also believed that profit and success were important because they enabled generosity. He believed that with success came an obligation to share, and that everyone has a responsibility to give back. ▫ Dave was proud of the foundations and programs we support to create opportunities for children – being a part of a caring family, the joys of camp experiences and education. In addition, hundreds of local programs are supported by our franchisees all over North America, carrying forward Dave's spirit of "Giving Back."

To learn more about Dave Thomas' legacy, visit www.wendys.com



### Dave Thomas Foundation for Adoption

Posters like these assist the Dave Thomas Foundation for Adoption in raising awareness for the more than 150,000 children waiting for adoption and educating parents about the adoption process. Since 1992, the Foundation has helped thousands of children throughout North America find permanent and loving families. The vision is simple: "Every child will have a permanent home and a loving family."



### Wendy's Three-Tour Challenge

PGA pro John Daly connects with an adoptable child at the 2002 Wendy's Three-Tour Challenge. Each year, professional golfers from the PGA, LPGA and Champions Senior Tours compete in the nationally televised event, supporting the Dave Thomas Foundation for Adoption. In 2002, the tournament raised more than $2 million, bringing the 11-year total to $11.5 million.

### Wendy's High School Heisman

Wendy's High School Heisman award was developed in 1994 to honor top students in every U.S. high school who excel in academics, athletics and community service. Nearly 100,000 seniors have been nominated. Each year, 12 National Finalists (shown below) are invited to New York City for the Heisman weekend.



### Wendy's Championship for Children

Wendy's Championship for Children golf tournament offers children and their parents a chance to meet pros from the LPGA. This event supports the Gordon Teter Chair in Pediatric Cancer at Children's Hospital in Columbus, Ohio, which honors Wendy's late Chairman and CEO, Gordon Teter. The Chair supports research and cancer treatment.

### A Home for the Holidays

"A Home for the Holidays," a CBS television special presented by the Dave Thomas Foundation for Adoption, raises awareness about children who are waiting to join a permanent, loving home. The annual special, which airs in December, is a uniquely compelling combination of celebrities and extraordinary American families sharing the joys of adoption.

### Wendy's Classic Achiever High School Scholarship Awards Program

Each year, Wendy's Restaurants of Canada honors the top Canadian high school graduates in Ontario and the Maritimes on the basis of scholastic achievement, extracurricular and community involvement and awards them scholarships to assist in further education.



### Tim Horton Children's Foundation

Since 1974, the lives of economically disadvantaged children have been enriched thanks to the Tim Horton Children's Foundation, which enables youngsters from across Canada and parts of the U.S. to experience an adventure at one of the Foundation's six camps. Last year, more than 9,000 children attended either the 10-day resident camp, day camp or wilderness adventure program.



BAJA FRESH 200 SCHOOLS FOR 200 RESTAURANTS FUNDRAISING

### Baja Fresh 200 Schools for 200 Restaurants

At the 200th restaurant opening, Hollywood celebrities helped kick off Baja Fresh's educational funds program. Schools throughout the 19 states in which Baja Fresh operates were invited to partner with their local Baja Fresh restaurant in a fundraising program in which 15% of qualified sales are given back to the school to be used for educational purposes.

# Wendy's International, Inc. Board of Directors and Senior Officers

## Board of Directors

The Honorable
Ernest S. Hayeck
Janet Hill
Thomas F. Keller
William E. Kirwan
True H. Knowles
David P. Lauer
Andrew G. McCaughey
James F. Millar
James V. Pickett
Thekla R. Shackelford

## Senior Management and Directors

John T. Schuessler
*Chairman and Chief Executive Officer*

Kerrii B. Anderson
*Executive Vice President and Chief Financial Officer*

Paul D. House
*President and Chief Operating Officer, Tim Hortons*

## Senior Management

### Corporate Officers

Jonathan F. Catherwood
*Executive Vice President, Mergers, Acquisitions and Business Integration*

Kathie T. Chesnut
*Executive Vice President, Business and Concept Development*

John M. Deane
*Executive Vice President, Chief Information Officer*

Leon M. McCorkle, Jr.
*Executive Vice President, General Counsel and Secretary*

Ronald E. Musick
*Executive Vice President, Bakery and Special Projects*

John F. Brownley
*Senior Vice President and Treasurer*

Rosalyn S. Farb
*Senior Vice President, Administration*

Lawrence A. Laudick
*Senior Vice President, General Controller and Assistant Secretary*

Dennis L. Lynch
*Senior Vice President, Communications*

Larry N. Nelson
*Senior Vice President and Associate General Counsel, Development*

John D. Barker
*Vice President, Investor Relations and Financial Communications*

## Our Brands

### Wendy's North America



Thomas J. Mueller
*President and Chief Operating Officer*

Donald F. Calhoon
*Executive Vice President, Marketing*

George Condos
*Executive Vice President, Operations*

Edward L. Austin
*Senior Vice President, Operations Southeast Region*

Edward K. Choe
*Senior Vice President, Operations Northeast Region*

Joyce L. Eufemi
*Senior Vice President, Operations Upper U.S. Region*

Stephen D. Farrar
*Senior Vice President, Operations Western Region*

Dennis R. Farrow
*Senior Vice President, Operations Midwest Region*

Neil G. Lester
*Senior Vice President, Wendy's Restaurants of Canada Inc.*

James J. O'Connor
*Senior Vice President and Chief Financial Officer*

W. Stephen Wirt
*Senior Vice President, Development*

Sally Abshire
*Vice President, Training and Development*

Judith L. Hollis
*Vice President, Supply Chain Management*

Michael C. Watson
*Vice President, Operations Administration and Strategic Planning*

### Tim Hortons



Paul D. House
*President and Chief Operating Officer*

David F. Clanachan
*Executive Vice President, Research and Development, Training*

Alfred Lane
*Executive Vice President and General Counsel*

Thomas H. McNeely
*Executive Vice President, Finance and Information Technology*

William A. Moir
*Executive Vice President, Marketing*

Donald B. Schroeder
*Executive Vice President, Administration*

Roland M. Walton
*Executive Vice President, Operations*

Christian M. de Jaham
*Senior Vice President, Operations – Canada*

Christos G. Laganos
*Senior Vice President – U.S.*

Henry J. Svazas
*Senior Vice President, Development*

### Baja Fresh Mexican Grill



Gregory G. Dollarhyde
*Chief Executive Officer*

Donald D. Breen
*Senior Vice President and Chief Financial Officer*

Ronald S. Biskin
*Senior Vice President, Development*

Stephen P. Heeley
*Senior Vice President, Company Operations*

Peter J. Whitwell
*Senior Vice President, Franchise Operations, Quality Assurance*

### Wendy's International



Brion G. Grube
*Senior Vice President*

James C. Hartenstein
*Regional Vice President*

William R. Valentine
*Regional Vice President*

José M. Ribas
*Vice President, Marketing*

Peter J. Stephens
*Vice President, International Finance*

## Investments

### Café Express



Lonnie Schiller
*Chief Executive Officer*



Robert Del Grande
*President*

Charles R. Foster
*Chief Operating Officer*

Larry L. Seelig
*Chief Financial Officer*

### pasta pomodoro



Adriano S. Paganini
*Founder and Chief Executive Officer*

Michael R. O'Keefe
*Chief Operating Officer*

Randall W. Niemeyer
*Chief Financial Officer*

# Corporate and Shareholder Information

WEN
LISTED
NYSE

## Wendy's International, Inc.

Stock Symbol/Exchange: WEN (NYSE)

## Corporate Offices

**Wendy's International, Inc.**
4288 West Dublin Granville Road
P.O. Box 256
Dublin, Ohio 43017-0256
(614) 764-3100

**Tim Hortons**
874 Sinclair Road
Oakville, Ontario L6K 2Y1
(905) 845-6511

**Tim Hortons – U.S. Office**
4150 Tuller Road, Suite 236
Dublin, Ohio 43017-5014
(614) 791-4200

**Baja Fresh**
100 Moody Ct., Suite 200
Thousand Oaks, California 91360
(805) 495-4704

## Independent Accountants

PricewaterhouseCoopers LLP
Columbus, Ohio

## Legal Counsel

Vorys, Sater, Seymour and Pease LLP
Columbus, Ohio

## Corporate Governance

The Board of Directors began work to formalize its corporate governance practices in 1999, with focus on independence and best practices. In 2001, the Board adopted Principles of Governance and Governance Guidelines that address Board structure, membership, performance, operations, and management oversight. The Principles and Guidelines are described in more detail on the Company's Website at www.wendys-invest.com.

A substantial majority of the Board are independent directors, and the Audit, Compensation and Nominating and Corporate Governance Committees are all comprised solely of independent directors.

The Board of Directors meets quarterly in executive session (without management present). The discussion leader for these meetings generally is the Chair of the Nominating and Corporate Governance Committee, although the Chairs of the Audit and Compensation Committees lead discussions on matters within the purview of those Committees.

## General Information

**Consumer inquiries, concerns, store locations and information requests:**
Wendy's: (614) 764-3100
Tim Hortons: (905) 845-6511
Baja Fresh: (805) 495-4704

**Media inquiries:**
Wendy's:
Denny Lynch
Senior Vice President,
Communications
(614) 764-3413
Tim Hortons:
Patti Jameson
Vice President,
Corporate Communications
(905) 339-6198
Baja Fresh:
Gene Cameron
Vice President,
Marketing
(805) 495-4704

**Franchise inquiries:**
Wendy's:
U.S. – (614) 764-8434
Canada – (905) 849-7685
International – (614) 764-8434
Tim Hortons:
Canada – (905) 339-5651
U.S. – (614) 791-4200
Baja Fresh:
(805) 495-4704

**Corporate Websites:**
www.wendys-invest.com
www.wendys.com™
www.timhortons.com™
www.bajafresh.com

## Common Shares

Wendy's shares are traded primarily on the New York Stock Exchange. Options in Wendy's shares are traded on the Pacific Stock Exchange.

## Market Price of Common Stock

| 2002 | High | Low | Close |
|---|---|---|---|
| 1Q | $ 35.50 | $ 28.92 | $ 34.98 |
| 2Q | $ 41.60 | $ 34.11 | $ 39.83 |
| 3Q | $ 40.80 | $ 30.01 | $ 33.11 |
| 4Q | $ 36.47 | $ 26.15 | $ 27.07 |

| 2001 | High | Low | Close |
|---|---|---|---|
| 1Q | $ 26.44 | $ 20.00 | $ 22.32 |
| 2Q | $ 26.77 | $ 22.26 | $ 25.54 |
| 3Q | $ 29.38 | $ 24.54 | $ 26.65 |
| 4Q | $ 30.50 | $ 25.90 | $ 29.17 |

## Stock Split History

| | |
|---|---|
| September 1977 | 4-for-3 |
| June 1978 | 2-for-1 |
| March 1981 | 3-for-2 |
| November 1982 | 3-for-2 |
| March 1984 | 4-for-3 |
| March 1985 | 4-for-3 |
| May 1986 | 5-for-4 |

(Example: 100 shares of Wendy's common stock purchased in 1976 equaled 1,333 at 12/31/02.)

## Dividend History

Wendy's quarterly dividend is currently $.06 per share. Wendy's has paid 100 consecutive dividends, as of February 25, 2003.

## Debt Ratings

| | |
|---|---|
| Standard & Poor's | BBB+ |
| Moody's | Baa-1 |

(As of 12/31/02)

## Investors Choice Dividend Reinvestment, Direct Stock Purchase and Sale Plan

Investors may elect to purchase Common Shares of Wendy's International, Inc. directly through Investors Choice.

The Investors Choice Dividend Reinvestment & Direct Stock Purchase and Sale Plan is administered by the Company's transfer agent, American Stock Transfer & Trust Company (AST).

Minimum investment for the initial direct stock purchase is $250. Additional investments of $25 or more may be purchased as often as daily.

For more information/enrollment in the Investors Choice Plan, contact AST via:
**Internet:** www.InvestPower.com
**Telephone:** (877) 681-8121 (toll free)
**Mail:** See address under Transfer Agent & Registrar.

## Investor Fairs

Visit the Wendy's booth at the following National Association of Investors Corporation (NAIC) investors fairs in 2003:

Oct. 31 - Nov. 1 Norfolk, VA

## Investor Contacts

**Analysts, portfolio managers and financial media:**
John D. Barker
Vice President, Investor Relations and Financial Communications
(614) 764-3044
Fax: (614) 764-3330
john_barker@wendys.com

**Individual investors and brokers:**
Marsha Gordon
Investor and Shareholder Relations Specialist
(614) 764-3019
Fax: (614) 764-3330
marsha_gordon@wendys.com

## Annual Meeting

The Annual Meeting of Shareholders of Wendy's International, Inc. will be held at 10:00 a.m., April 23, 2003, at Veterans Memorial, 300 W. Broad Street, Columbus, Ohio 43215. Shareholders are cordially invited to attend.

## Shareholder Communications

Wendy's shareholders receive written communication from the Company annually. The Annual Report and Proxy Statement are mailed in mid-March.

For additional sources of financial information, including quarterly earnings, Web casts, news releases, 10-Ks, 10-Qs, current stock prices and other information, visit www.wendys-invest.com.

**Receive investor information: Sign up for information by email or mail** at www.wendys-invest.com or call (614) 764-3105 for mail requests only.

## Shareholder Inquiries

Inquiries regarding address corrections, lost certificates, dividends, direct deposit, changes of registration, direct stock purchase, dividend reinvestment, and other shareholder account matters should be directed to Wendy's transfer agent, American Stock Transfer & Trust Company.

## Transfer Agent and Registrar

American Stock Transfer & Trust Company
Shareholder Services Department
59 Maiden Lane, Plaza Level
New York, NY 10038
(718) 921-8200
1-877-681-8121 (toll free)
www.amstock.com

## Consolidated Condensed Statements of Income

*Years ended December 29, 2002, December 30, 2001 and December 31, 2000* — *(In thousands, except per share data)*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Revenues | | | |
| Retail sales | $2,187,438 | $1,925,319 | $1,807,841 |
| Franchise revenues | 542,823 | 465,878 | 429,105 |
| | 2,730,261 | 2,391,197 | 2,236,946 |
| Costs and expenses | | | |
| Cost of sales | 1,383,665 | 1,229,277 | 1,140,840 |
| Company restaurant operating costs | 459,141 | 406,185 | 382,963 |
| Operating costs | 118,643 | 91,701 | 86,272 |
| General and administrative expenses | 241,438 | 216,124 | 208,173 |
| Depreciation and amortization of property and equipment | 139,101 | 118,280 | 108,297 |
| International charges | | | 18,370 |
| Other expense, net | 6,905 | 1,722 | 5,514 |
| Interest expense | 41,454 | 30,175 | 28,859 |
| Interest income | (5,985) | (9,647) | (13,779) |
| | 2,384,362 | 2,083,817 | 1,965,509 |
| Income before income taxes | 345,899 | 307,380 | 271,437 |
| Income taxes | 127,118 | 113,731 | 101,789 |
| Net income | $ 218,781 | $ 193,649 | $ 169,648 |
| Basic earnings per common share | $1.96 | $1.72 | $1.48 |
| Diluted earnings per common share | $1.89 | $1.65 | $1.44 |
| Dividends per common share | $.24 | $.24 | $.24 |
| Basic shares | 111,900 | 112,275 | 114,341 |
| Diluted shares | 116,558 | 121,144 | 122,483 |

*All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders.*

## Consolidated Condensed Statements of Cash Flows

*Years ended December 29, 2002, December 30, 2001 and December 31, 2000* — *(In thousands)*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash flows provided by operating activities | $444,256 | $305,196 | $302,216 |
| Cash flows from investing activities | | | |
| Proceeds from property dispositions | 25,122 | 29,961 | 37,979 |
| Capital expenditures | (330,811) | (301,054) | (275,675) |
| Acquisition of franchises | (2,316) | (2,278) | (1,555) |
| Acquisition of Baja Fresh | (287,405) | | |
| Proceeds from sale of Conference Cup | 19,959 | | |
| Principal payments on notes receivable | 19,751 | 14,121 | 5,738 |
| Investments in joint venture and other | (43,126) | (14,103) | |
| Other investing activities | (4,630) | (8,575) | (6,247) |
| Net cash used in investing activities | (603,456) | (281,928) | (239,760) |
| Cash flows from financing activities | | | |
| Proceeds from issuance of senior notes, net of issuance costs | 223,037 | 197,138 | |
| Proceeds from employee stock options exercised | 77,737 | 40,207 | 21,982 |
| Repurchase of common stock | (49,401) | (287,308) | (93,435) |
| Principal payments on long-term obligations | (4,274) | (5,078) | (4,554) |
| Dividends paid on common and exchangeable shares | (27,076) | (26,824) | (27,516) |
| Net cash provided by (used in) financing activities | 220,023 | (81,865) | (103,523) |
| Increase (decrease) in cash and cash equivalents | 60,823 | (58,597) | (41,067) |
| Cash and cash equivalents at beginning of period | 111,121 | 169,718 | 210,785 |
| Cash and cash equivalents at end of period | $171,944 | $111,121 | $169,718 |

*All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders.*

## Consolidated Condensed Balance Sheets

| *December 29, 2002 and December 30, 2001* | 2002 | 2001 |
|---|---|---|
| | | *(Dollars in thousands)* |
| Assets | | |
| Current assets | | |
| Cash and cash equivalents | $ 171,944 | $ 111,121 |
| Accounts receivable, net | 86,416 | 83,603 |
| Notes receivable, net | 11,204 | 11,295 |
| Deferred income taxes | 13,822 | 15,000 |
| Inventories and other | 47,433 | 45,334 |
| | 330,819 | 266,353 |
| Property and equipment, net | 1,851,266 | 1,647,985 |
| Notes receivable, net | 20,548 | 32,694 |
| Goodwill, net | 272,325 | 41,214 |
| Deferred income taxes | 48,966 | 36,175 |
| Other assets | 143,437 | 59,629 |
| | $ 2,667,361 | $ 2,084,050 |
| Liabilities and Shareholders' Equity | | |
| Current liabilities | | |
| Accounts payable | $ 134,208 | $ 112,245 |
| Accrued expenses | 221,094 | 180,232 |
| Current portion of long-term obligations | 4,773 | 4,210 |
| | 360,075 | 296,687 |
| Long-term obligations | 681,679 | 451,246 |
| Deferred income taxes and other | 177,002 | 106,338 |
| Company-obligated mandatorily redeemable preferred securities of subsidiary Wendy's Financing I, holding solely Wendy's Convertible Debentures | | 200,000 |
| Shareholders' equity | | |
| Preferred stock, Authorized: 250,000 shares | | |
| Common stock, $.10 stated value per share, Authorized: 200,000,000 shares Issued and Exchangeable: 114,692,000 and 138,452,000 shares, respectively | 10,895 | 13,271 |
| Capital in excess of stated value | | 467,687 |
| Retained earnings | 1,498,607 | 1,377,840 |
| Accumulated other comprehensive expense | (60,897) | (48,754) |
| | 1,448,605 | 1,810,044 |
| Treasury stock, at cost: 33,277,000 shares at December 30, 2001 | | (780,265) |
| | 1,448,605 | 1,029,779 |
| | $ 2,667,361 | $ 2,084,050 |

*All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders.*

### Report of Independent Accountants

To the Board of Directors and Shareholders of Wendy's International, Inc.

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets at December 29, 2002 and December 30, 2001 and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows for the periods ended December 29, 2002, December 30, 2001 and December 31, 2000 of Wendy's International, Inc. and Subsidiaries appearing in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders (which financial statements are not presented herein); and in our report dated January 31, 2003, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated condensed financial statements, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
January 31, 2003
Columbus, Ohio

### Management's Statement of Responsibility for Financial Statements

To Our Shareholders

Management is responsible for the preparation of the consolidated condensed financial statements and other related financial information included in this Summary Annual Report. The consolidated condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, incorporating management's reasonable estimates and judgments, where applicable. The financial statements which are contained in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders should be read in conjunction with these consolidated condensed financial statements.

Kerrii B. Anderson

Kerrii B. Anderson
Executive Vice President and Chief Financial Officer

## Eleven-Year Selected Financial Data

| **Operations** *(in millions)* | | 2002 | 2001 | 2000[1] | 1999 | 1998[1][2] | 1997[1] | 1996 | 1995[1] | 1994[1] | 1993[1] | 1992[1][2] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Systemwide sales | | | | | | | | | | | | |
| Wendy's | $ | 7,535 | 6,837 | 6,412 | 5,994 | 5,528 | 5,202 | 4,760 | 4,469 | 4,203 | 3,890 | 3,591 |
| Tim Hortons | $ | 1,679 | 1,462 | 1,287 | 1,080 | 895 | 772 | 646 | 541 | 440 | 377 | 341 |
| Baja Fresh[3] | $ | 142 | – | – | – | – | – | – | – | – | – | – |
| Retail sales | $ | 2,187 | 1,925 | 1,808 | 1,666 | 1,580 | 1,646 | 1,560 | 1,455 | 1,359 | 1,282 | 1,196 |
| Revenues | $ | 2,730 | 2,391 | 2,237 | 2,067 | 1,942 | 2,031 | 1,890 | 1,739 | 1,585 | 1,475 | 1,370 |
| Income before income taxes | $ | 346 | 307 | 271 | 269 | 208 | 219 | 255 | 165 | 150 | 118 | 104 |
| Net income | $ | 219 | 194 | 170 | 167 | 123 | 130 | 156 | 110 | 97 | 81 | 66 |
| Capital expenditures | $ | 331 | 301 | 276 | 248 | 242 | 295 | 307 | 218 | 172 | 137 | 140 |
| **Financial Position** *(in millions)* | | | | | | | | | | | | |
| Total assets | $ | 2,667 | 2,084 | 1,958 | 1,884 | 1,838 | 1,942 | 1,781 | 1,509 | 1,215 | 1,100 | 1,013 |
| Property and equipment, net | $ | 1,851 | 1,648 | 1,497 | 1,389 | 1,281 | 1,266 | 1,208 | 1,007 | 865 | 787 | 745 |
| Long-term obligations | $ | 682 | 451 | 248 | 249 | 246 | 250 | 242 | 337 | 145 | 201 | 234 |
| Shareholders' equity | $ | 1,449 | 1,030 | 1,126 | 1,065 | 1,068 | 1,184 | 1,057 | 819 | 702 | 624 | 553 |
| **Per Share Data** | | | | | | | | | | | | |
| Net income – diluted | $ | 1.89 | 1.65 | 1.44 | 1.32 | .95 | .97 | 1.19 | .88 | .79 | .67 | .56 |
| Dividends | $ | .24 | .24 | .24 | .24 | .24 | .24 | .24 | .24 | .24 | .24 | .24 |
| Shareholders' equity | $ | 12.63 | 9.79 | 9.86 | 9.01 | 8.61 | 8.95 | 8.16 | 6.81 | 5.94 | 5.33 | 4.80 |
| Market price at year-end | $ | 27.07 | 29.17 | 26.25 | 20.81 | 21.81 | 22.88 | 20.88 | 21.25 | 14.38 | 17.38 | 12.63 |
| **Ratios** | | | | | | | | | | | | |
| Domestic Wendy's company operating profit margin | % | 15.8 | 14.9 | 16.5 | 16.7 | 15.7 | 14.9 | 13.4 | 15.2 | 15.8 | 15.0 | 14.3 |
| Pretax profit margin | % | 12.7 | 12.9 | 12.1 | 13.0 | 10.7 | 10.8 | 13.5 | 9.5 | 9.5 | 8.0 | 7.6 |
| Return on average assets[4] | % | 9.2 | 9.7 | 9.2 | 9.1 | 6.7 | 7.0 | 9.9 | 8.1 | 8.5 | 7.6 | 6.8 |
| Return on average equity | % | 17.0 | 16.9 | 15.9 | 15.4 | 11.0 | 11.5 | 16.6 | 14.5 | 14.7 | 13.8 | 12.7 |
| Long-term debt to equity[5] | % | 47 | 44 | 22 | 23 | 23 | 21 | 23 | 41 | 21 | 32 | 42 |
| Debt to total capitalization[5] | % | 32 | 30 | 18 | 19 | 19 | 17 | 19 | 29 | 17 | 24 | 30 |
| Price to earnings[6] | % | 14 | 18 | 18 | 16 | 23 | 24 | 18 | 24 | 18 | 26 | 23 |
| **Restaurant Data** | | | | | | | | | | | | |
| North American Wendy's open at year-end | | | | | | | | | | | | |
| Company | | 1,316 | 1,223 | 1,148 | 1,082 | 1,021 | 1,186 | 1,306 | 1,305 | 1,264 | 1,224 | 1,208 |
| Franchise | | 4,587 | 4,431 | 4,271 | 4,079 | 3,922 | 3,634 | 3,292 | 3,095 | 2,911 | 2,659 | 2,490 |
| International Wendy's open at year-end | | | | | | | | | | | | |
| Company | | 4 | 5 | 5 | 30 | 15 | 16 | 9 | 6 | – | – | – |
| Franchise | | 346 | 384 | 368 | 336 | 375 | 371 | 326 | 261 | 236 | 285 | 264 |
| Total Wendy's | | 6,253 | 6,043 | 5,792 | 5,527 | 5,333 | 5,207 | 4,933 | 4,667 | 4,411 | 4,168 | 3,962 |
| Tim Hortons U.S. open at year-end | | | | | | | | | | | | |
| Company | | 40 | 57 | 58 | 74 | 84 | 59 | 7 | – | – | – | – |
| Franchise | | 120 | 83 | 62 | 34 | 16 | 20 | 15 | 17 | 13 | 10 | 10 |
| Tim Hortons Canada open at year-end | | | | | | | | | | | | |
| Company | | 31 | 40 | 47 | 42 | 70 | 65 | 58 | 38 | 22 | 24 | 31 |
| Franchise | | 2,157 | 1,983 | 1,813 | 1,667 | 1,497 | 1,434 | 1,304 | 1,142 | 908 | 687 | 587 |
| Total Tim Hortons | | 2,348 | 2,163 | 1,980 | 1,817 | 1,667 | 1,578 | 1,384 | 1,197 | 943 | 721 | 628 |
| Baja Fresh[3] | | 210 | – | – | – | – | – | – | – | – | – | – |
| Total Units | | 8,811 | 8,206 | 7,772 | 7,344 | 7,000 | 6,785 | 6,317 | 5,864 | 5,354 | 4,889 | 4,590 |
| Average net sales per domestic Wendy's restaurant *(in thousands)* | | | | | | | | | | | | |
| Company | $ | 1,387 | 1,337 | 1,314 | 1,284 | 1,174 | 1,111 | 1,049 | 1,014 | 1,001 | 978 | 924 |
| Franchise | $ | 1,251 | 1,164 | 1,130 | 1,102 | 1,031 | 1,017 | 978 | 974 | 982 | 960 | 907 |
| Total domestic | $ | 1,280 | 1,199 | 1,167 | 1,138 | 1,062 | 1,042 | 998 | 986 | 988 | 966 | 912 |
| Average net sales per Canadian Tim Hortons standard restaurant *(in thousands of Canadian dollars)* | $ | 1,555 | 1,458 | 1,354 | 1,216 | 1,091 | 986 | 908 | 878 | 854 | 769 | 734 |
| Average net sales per Baja Fresh restaurant[3] *(in thousands)* | $ | 1,500 | – | – | – | – | – | – | – | – | – | – |

(1) *Includes pretax charges of $18.4 million ($11.5 million after tax), $33.9 million ($25.2 million after tax) and $72.7 million ($50.0 million after tax) for 2000, 1998 and 1997, respectively. Includes special pretax charges of $49.7 million, $28.9 million, $23.3 million and $17.7 million, for 1995, 1994, 1993 and 1992, respectively, primarily all related to special profit-sharing contributions made at Tim Hortons.*

(2) *Fiscal year includes 53 weeks.*

(3) *Baja Fresh was acquired by the Company on June 19, 2002. Information prior to that date is not included.*

(4) *Return on average assets is computed by dividing net income by average assets.*

(5) *Excludes company-obligated mandatorily redeemable preferred securities.*

(6) *Price to earnings is computed using the year-end stock price divided by the net income for the year.*

**Average Net Sales per Domestic Wendy's Restaurant**
($ thousands)


1,062
1,138
1,167
1,199
1,280
98
99
00
01
02

**Average Net Sales per Canadian Tim Hortons Restaurant**
($ thousands - Canadian)


1,091
1,216
1,354
1,458
1,555
98
99
00
01
02

| **Average Same-Store Sales Change** | | 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|---|
| Wendy's Domestic Company | % | 2.1 | 7.9 | 3.1 | 2.1 | 4.7 |
| Wendy's Domestic Franchise | % | – | 6.8 | 2.2 | 2.6 | 7.1 |
| Tim Hortons Canada | % | 10.2 | 10.5 | 9.1 | 7.8 | 7.2 |
| Tim Hortons U.S. | % | 8.7 | 13.9 | 12.7 | 7.7 | 9.9 |
| Baja Fresh Systemwide[1] | % | 9.1 | 8.1 | 7.5 | 7.8 | 2.7 |

(1) *Baja Fresh was acquired by the Company on June 19, 2002. Information for the years 1998-2001 is included for informational purposes only.*

## Cuisine de France

One of the Company's long-term strategies is to develop additional growth drivers. In 2001, Tim Hortons entered into a 50/50 joint venture with IAWS Group/Cuisine de France to build and operate a bakery plant in Brantford, Ontario.

The $70 million bakery, which opened in 2002, produces par-baked French baguettes and other confectionery items for the Tim Hortons chain in Canada and the U.S. The baguettes are featured as part of Tim Hortons' lineup of sandwiches and soups.

Wendy's International, Inc. has invested more than $35 million in the joint venture and expects it to produce a growing income stream for Tim Hortons beginning in 2003.

Cuisine de France, based in Dublin, Ireland, is a leader in the freshly baked products industry with French breads, pastries, baked confectionery items and other specialty foods. Founded in 1989, Cuisine de France markets its products throughout Ireland, Great Britain and in parts of the United States.

## Balanced Scorecard

Wendy's International, Inc. was inducted into the Balanced Scorecard Hall of Fame in 2002. The Company was selected by Dr. Robert Kaplan (Harvard) and Dr. David Norton, creators of the Balanced Scorecard concept and directors of the Balanced Scorecard Collaborative, Inc.

The hall of fame criteria focus on companies with the following characteristics:

- Created a strategy-focused organization.
- Implemented a Balanced Scorecard approach.
- Produced breakthrough performance.
- Mobilized change through executive leadership.
- Translated strategy into operational terms.
- Aligned its organization around strategy.
- Made strategy a continual process.
- Produced significant financial and/or market share gains.
- Demonstrated measurable achievement of mission or customer objectives.

In addition to Wendy's, there were three other inductees in 2002: Volvo (finance organization), U.K. Ministry of Defence and St. Mary's/Duluth Health System.

To learn more about the Balanced Scorecard Collaborative, see the Website at: www.bscol.com

### Trademark Information

®, TM – Wendy's, Wendy's logos, Dave Thomas' name and image, registered trademarks and other marks, logos, taglines and/or slogans are owned by Oldemark LLC and properly licensed to Wendy's International, Inc.

®, TM – Tim Hortons' trademarks and/or other logos and/or slogans are owned by the TDL Group Ltd. (Canada) and T.H.D. Donut (Delaware), Inc. (U.S.)

®, TM – Baja Fresh and other marks and logos are owned by Fresh Enterprises, Inc.

Cafe Express is a trademark of Cafe Express LLC.

Pasta Pomodoro is a registered trademark of Pasta Pomodoro, Inc.

®, TM – Cuisine de France and other marks and logos are owned by Cuisine de France Limited.

Balanced Scorecard Collaborative is a registered trademark of Balanced Scorecard Collaborative, Inc.

Animal Planet is a registered trademark of Discovery Communications, Inc.

Hey Arnold is a registered trademark of Viacom International, Inc.

### Safe Harbor Statement

Certain information contained in this summary annual report, particularly information regarding future economic performance and finances, plans and objectives of management, is forward looking. In some cases, information regarding certain important factors that could cause actual results to differ materially from any such forward-looking statement appear together with such statement. In addition, the following factors, in addition to other possible factors not listed, could affect the Company's actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include competition within the quick-service restaurant industry, which remains intense, both domestically and internationally, with many competitors pursuing heavy price discounting; changes in economic conditions; consumer perceptions of food safety; harsh weather, particularly in the first and fourth quarters; changes in consumer tastes; labor and benefit costs; legal claims; risk inherent to international development (including currency fluctuations); the continued ability of the Company and its franchisees to obtain suitable locations and financing for new restaurant development; governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; the ability of the Company to successfully complete transactions designed to improve its return on investment; and other factors set forth in Exhibit 99 to the Company's Form 10-K filed with the Securities and Exchange Commission and in the Financial Statements and Other Information furnished with the Proxy Statement for the 2003 Annual Meeting of Shareholders.